December 20, 2024

Jason Chen
Chief Executive Officer and Chairman
DIH Holding US, Inc.
77 Accord Park Drive
Suite D-1
Norwell, Massachusetts 02061

       Re: DIH Holding US, Inc.
           Registration Statement on Form S-1
           Filed December 17, 2024
           File No. 333-283853
Dear Jason Chen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Joan S. Guilfoyle